Exhibit 12.1
Allegheny Technologies Incorporated
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)
(Unaudited)

Nine Months Ended
September 30, 2013
Income (loss) from continuing operations before income tax provision and cumulative effect of change in accounting principle	$(14.0)
(Income) loss recognized on less than fifty percent owned persons	12.3
Noncontrolling interest in the income of subsidiary with fixed charges	(5.4)
$(7.1)
Fixed Charges:
Interest expense	$44.2
Portion of rents deemed to be interest	5.7
Capitalized interest	32.9
Amortization of debt expense	2.8
Fixed charges excluding capitalized interest	85.6
Earnings adjustments:
Capitalized interest	(32.9)
Earnings, as adjusted	$45.6
Ratio of earnings to fixed charges	0.5